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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2002

SONERA CORPORATION

(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F /x/        Form 40-F / /

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes / /        No /x/

        This report on Form 6-K contains a press release dated June 5, 2002 announcing SONERA PUBLISHES INTERIM REPORT FOR JANUARY–JUNE ON JULY 25.

        1(1)

SONERA CORPORATION
STOCK EXCHANGE RELEASE

June 5, 2002 at 2.00 p.m.

SONERA PUBLISHES INTERIM REPORT FOR JANUARY–JUNE ON JULY 25

        Sonera and Telia, who have announced their plan to merge, have agreed to report on their financial performance for the second quarter on the same day. Hence, Sonera will publish its interim report for January–June 2002 on Thursday, July 25, i.e. a week later than earlier announced.

        Sonera Corporation (HEX: SRA, NASDAQ: SNRA) is a leading provider of mobile and advanced telecommunications services. Sonera is growing as an operator, as well as a provider of transaction and content services in Finland and in selected international markets. The company also offers advanced data solutions to businesses, and fixed network voice services in Finland and neighbouring markets. In 2001, Sonera's revenues totaled EUR 2.2 billion, and profit before extraordinary items and taxes was EUR 0.45 billion. Sonera employs about 9,000 people. www.sonera.com

SONERA CORPORATION
Jari Jaakkola
Executive Vice President, Corporate Communications & IR

For further information, please contact:
Mr Samppa Seppälä, Vice President, Investor Relations,
tel. +358 2040 63416, email: samppa.seppala@sonera.com

DISTRIBUTION:
Hex Helsinki Exchanges
Major media

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2002
SONERA CORPORATION
	By:	/s/ JARI JAAKKOLA Jari Jaakkola Executive Vice President Corporate Communications and IR
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

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SONERA CORPORATION STOCK EXCHANGE RELEASE June 5, 2002 at 2.00 p.m. SONERA PUBLISHES INTERIM REPORT FOR JANUARY–JUNE ON JULY 25
SIGNATURES